Exhibit 99.1

Agria Announces Resignation of Managing Director of Subsidiary PGG Wrightson

BEIJING—May 30, 2013 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that the Managing Director of its majority-owned subsidiary PGG Wrightson (“PGW”) will complete his term of service on August 31, 2013. George Gould moved from a non-executive directorship at PGW into the Managing Director role in February 2011, for the express purpose of stabilizing the business and refocusing on important core market opportunities. PGW expected Mr. Gould’s tenure to be limited, and is pleased that Mr. Gould can return to private life, leaving PGW as a leading global agri-business.

PGW Chairman Sir John Anderson acknowledged Mr. Gould’s key contributions as Managing Director, noting “George’s experience in and love of rural servicing were key qualifications that he applied to restore PGW to a position of strength. We recognized his track record of success as Managing Director of Pyne Gould Guiness Limited, and were grateful that he was willing to direct his talents toward PGW. George provided admirable leadership for PGW, and the board will be sorry to see him leave.”

Mr. Gould added, “It was a pleasure to serve a great company and, post 31 August, I will enjoy watching from the side lines as PGG Wrightson goes from strength to strength.”

PGW is now undertaking a selection process to determine Mr. Gould’s successor.

Mr. Alan Lai, Agria’s Executive Chairman of the Board, commented, “We appreciate the commitment made by George Gould to PGW, and wish him the best in all his future endeavors. Agria is confident that its business operations can expand globally through PGW’s support and we look forward to further bolstering the senior leadership at PGW.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.